Exhibit 1.1:   Investment Banking Agreement, dated November 14, 2011, between Nugen Holdings, Inc. and John Carris Investments, LLC

            Strictly Confidential
November 8, 2011

Mr. Eric Takamura, Chief Executive Officer
NuGen Mobility, Inc.
44645 Guilford Drive, Suite 201
Ashburn, VA 20147

INVESTMENT BANKING AGREEMENT

Dear Mr. Takamura:

We are pleased to confirm our mutual understanding regarding the retention of John Carris Investments, LLC (“JCI”) by Nugen Mobility, Inc., its affiliates and assigns (collectively, the "Company"), subject to the terms and conditions of this agreement (the "Agreement").

1.
Purpose of Engagement. JCI will assist the Company as its non-exclusive financial advisor in connection with raising capital. For purposes of this Agreement, an "Equity Raise" shall mean any offer or private sale of, investment or transaction in, or series of investments or transactions in, the Company's capital stock (whether outstanding or newly issued shares), convertible securities, options, warrants, or other rights to acquire the Company's capital stock, or assets. A financing that is not an Equity Raise shall, for purposes of this Agreement, be referred to as a "Debt Raise." Further, an Equity Raise and a Debt Raise are hereinafter, a "Transaction."

JCI and the Company agree and acknowledge that this Agreement should not be construed as a firm commitment or guarantee of any Transaction. It is acknowledged and agreed that the decision to consummate a Transaction shall be in the Company's sole and absolute discretion.

2.
Term of Engagement. The term of our engagement hereunder shall be for a period commencing on the date hereof and expiring on the earlier of 6 months from the date hereof or the final closing of a Transaction, unless sooner terminated or extended pursuant to the following sentences (as sooner terminated or extended, the “Term”). Notwithstanding any termination or expiration of this Agreement, the provisions of Paragraphs 4, and 5 as well as Exhibits A and B, which are attached hereto and incorporated herein, shall survive such termination or expiration.

3.	Role of JCI. JCI will act as the Company's non-exclusive financial advisor with respect to:

Nugen Mobility Inc.
November 8, 2011

a)	Assisting in the preparation of a presentation based upon the Company's available public information;

b)	Assisting in the preparation of a financial model;

c)
Using best efforts, identifying and introducing the Company to prospective financial investors, strategic corporate investors, and/or other sources of capital ("Investors"), and market the Transaction to such potential Investors;

d)	Evaluating, discussing, and negotiating Transaction proposals on behalf of the Company and providing guidance with respect to the Transaction structure and valuation;

e)	Coordinating due diligence, documentation and Transaction closing; and,

f)	Providing any other services related to a Transaction that may be appropriately requested by the Company.

4.	Compensation. In consideration for our services described above, shall be entitled to receive, and the Company agrees to pay JCI, the following compensation:

a.	Transaction Fee. If the Company consummates a Transaction, the Company shall pay to JCI a transaction fee (the "Transaction Fee") comprised of:

i.
With respect to an Equity Raise, a cash fee equal to 10.0% of Consideration (as defined in Exhibit A), payable by wire transfer at the closing of a Transaction. The Company shall also pay to the Agent in cash an amount aggregate equal to 5% of the cash proceeds received (directly or indirectly) from the exercise of any Investor warrants issued  in the Transaction by the holders of those Warrants.

ii.	With respect to a Debt Raise, a cash fee equal to 10.0% of consideration (as defined in Exhibit A), payable by wire transfer at the closing of a Transaction, provided; and

iii.
In addition to the cash fee specified in Paragraph 4(a) (i) or (ii) above, JCI, within thirty (30) days after the closing, of the Equity Raise or Debt Raise, as the case may be, shall also be entitled to receive from the Company, two-year warrants (the "Placement Agent Warrants") to purchase the number of shares of the Company's common stock that is equivalent to 10.0% of the number of shares of the Company's (or such relevant entity) common stock (or its equivalents) issued by the Company in the Transaction. The Placement Agent Warrants shall have an exercise price equal to the per share equivalent paid by the investors in the Transaction and under the same terms and conditions as the Transaction.

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November 8, 2011

The Placement Agent Warrants shall contain a cashless exercise provision, ratcheting provisions with respect to price per share during the warrant term and a piggyback registration rights provision for the life of such securities.

b.
Multiple Closings. In the event there are multiple partial closings prior to the final closing of the Transaction, the Company shall pay JCI a pro-rata portion of the cash portion of the Transaction Fee and shall issue to JCI, or its designees, a pro-rata portion of the Warrants as soon as is practicable after each such closing.

c.
Fee Obligation. JCI shall be entitled to the fees set forth in this Paragraph 4 with respect to any Transaction consummated with any investor introduced by JCI during the Term or within twelve (12) months after the termination or expiration of this agreement.

Within ten (10) days after the termination of the Term, JCI shall provide to the Company a final list of JCI investors (the “Final Investor List”). If any Transaction closes with any Investor that is listed on the Final Investor List within twelve (12) months after the date of termination of this Agreement, the Company shall pay to JCI the fees set forth in Paragraph 4 (a), (b) and (c) payable within the time periods specified therein.

d.
Other. In the event that any portion of the Transaction(s) includes instruments or arrangements not contemplated by this Agreement, then the Company agrees to negotiate with JCI in good faith the amount of Transaction Fees that will be due JCI under such circumstances.

5.
Reimbursement of Expenses.  In addition to the fees described in Paragraph 5 above, the Company agrees to reimburse JCI promptly, upon request from time to time, for all reasonable, out-of-pocket expenses incurred by JCI (including travel, databases, fees and disbursements of counsel, and of other consultants and advisors retained by JCI, etc.) in connection with the matters contemplated by this Agreement, provided that all out-of pocket expenses in excess of $10,000 in the aggregate must be pre-approved by the Company.

Notwithstanding any clause within this Agreement, the Company has the full and exclusive right to accept or reject, for any reason whatsoever, any Transaction proposed or presented by JCI, with no penalty or additional cost to the Company.

Nugen Mobility Inc.
November 8, 2011

We look forward to finalizing our business relationship. If the foregoing and the attached Exhibit A correctly set forth our agreement, please execute the enclosed copy of this letter in the space provided and return it to us.

Very truly yours,

JOHN CARRIS INVESTMENTS, LLC

By:	/s/ George Carris
Name: George Carris
Title: Chief Executive Officer

Confirmed and agreed to this 8th day of November, 2011

NUGEN MOBILITY, INC.

By:	/s/Eric Takamura
Name: Eric Takamura
Title: Chief Executive Officer

Nugen Mobility Inc.
November 8, 2011

EXHIBIT A

(A)
Consideration. Consideration shall mean, for the purposes of this Agreement, the total consideration paid to the Company and/or any holders of the Company's securities being acquired in the Transaction, but does not include any amounts to be paid upon the exercise of any warrants issued in connection with the proposed Transaction; provided, however, that such amounts shall only be deemed to have been paid when such securities are actually exercised or such other consideration is delivered to or received by the Company.

(B)
Representations of the Company. The Company hereby represents and warrants that any and all information supplied hereunder to JCI in connection with any and all services to be performed hereunder by JCI for and on behalf of the Company shall be, to the best of the Company's knowledge, true, complete and correct as of the date of such dissemination and shall not fail to state a material fact necessary to make any of such information not misleading. The Company hereby acknowledges that the ability of JCI to adequately provide services as described herein is dependent upon the prompt dissemination of accurate, correct and complete information to JCI. The Company further represents and warrants hereunder that this Agreement and the transactions contemplated hereunder have been duly and validly authorized by all requisite corporate action; that the Company has the full right, power and capacity to execute, deliver and perform its obligations hereunder; and that this Agreement, upon execution and delivery of the same by the Company, will represent the valid and binding obligation of the Company enforceable in accordance with its terms. The representations and warranties set forth herein shall survive the termination or expiration of this Agreement.

(C)
Indemnification. The Company hereby agrees to indemnify and hold JCI, its officers, directors, principals, employees, affiliates, and members, and their successors and assigns, harmless from and against any and all loss, claim, damage, liability, deficiencies, actions, suits, proceedings, costs and legal expenses or expense whatsoever (including, but not limited to, reasonable legal fees and other expenses and reasonable disbursements incurred in connection with investigating, preparing to defend or defending any action, suit or proceeding, including any inquiry or investigation, commenced or threatened, or any claim whatsoever, or in appearing or preparing for appearance as witness in any proceeding, including any pretrial proceeding such as a deposition) (collectively, "Losses") arising out of, based upon, or in any way related or attributed to, (i) any breach of a representation, warranty or covenant by the Company contained in this Agreement or (ii) any activities or services performed hereunder by JCI, unless it is finally judicially determined in a court of competent jurisdiction that such Losses were the primary and direct result of the intentional misconduct or negligence of JCI in performing the services hereunder.

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November 8, 2011

If JCI receives written notice of the commencement of any legal action, suit or proceeding with respect to which the Company is or may be obligated to provide indemnification pursuant to this Section (C), JCI shall, within thirty (30) days of the receipt of such written notice, give the Company written notice thereof (a "Claim "). Failure to give such Claim Notice within such thirty (30) day period shall not constitute a waiver by JCI of its right to indemnity hereunder with respect to such action, suit or proceeding. Upon receipt by the Company of a Claim Notice from JCI with respect to any claim for indemnification which is based upon a claim made by a third party ("Third Party Claim"), the Company may assume the defense of the Third Party Claim with counsel of its own choosing, as described below. JCI shall cooperate in the defense of the Third Party Claim and shall furnish such records, information and testimony and attend all such conferences, discovery proceedings, hearings, trial and appeals as may be reasonably required in connection therewith. JCI shall have the right to employ its own counsel in any such action. The Company shall not satisfy or settle any Third Party Claim for which indemnification has been sought and is available hereunder, without the prior written consent of JCI, which consent shall not be delayed and which shall not be required if JCI is granted a release in connection therewith. The indemnification provisions hereunder shall survive the termination or expiration of this Agreement.

The Company further agrees, upon demand by JCI, to promptly reimburse JCI for, or pay, any loss, claim, damage, liability or pre-authorized expense as to which JCI has been indemnified herein with such reimbursement to be made currently as any loss, damage, liability or expense is incurred by JCI. Notwithstanding the provisions of the aforementioned indemnification, any such reimbursement or payment by the Company of fees, expenses, or disbursements incurred by JCI shall be repaid by JCI in the event of any proceeding in which a final judgment (after all appeals or the expiration of time to appeal) is entered in a court of competent jurisdiction against JCI based solely upon its negligence or intentional misconduct in the performance of its duties hereunder, and provided further, that the Company shall not be required to make reimbursement or payment for any settlement effected without the Company's prior written consent (which consent shall not be unreasonably withheld or delayed).

If for any reason the foregoing indemnification is unavailable or is insufficient to hold JCI harmless, the Company agrees to contribute the amount paid or payable by JCI in such proportion as to reflect not only the relative benefits received by the Company, as the case may be, on the one hand, and JCI, on the other hand, but also the relative fault of the Company and JCI as well as any relevant equitable considerations.

For purposes of this Agreement, each officer, director, member, and employee or affiliate of JCI and each person, if any, who controls JCI(or any affiliate) within the meaning of either Section IS of the Securities Act of 1933, as amended, or Section 20 of the Securities Exchange Act of 1934, as amended, shall have the same rights as JCI with respect to matters of indemnification by the Company hereunder.

(D)
Confidentiality. JCI agrees that all non-public information pertaining to the prior, current or contemplated business of the Company is valuable and confidential assets of the Company. Such information shall include, without limitation, information relating to customer lists, bidding procedures, intellectual property, patents, trademarks, trade secrets, financing techniques and sources and such financial statements of the Company as are not available to the public. JCI, its officers, directors, employees, agents and members shall hold all such information in trust and confidence for the Company and shall not use or disclose any such information for other than the Company's business.

Nugen Mobility Inc.
November 8, 2011

Such confidentiality does not apply (i) where such information is publicly available or later  publicly available other than through a breach of this Agreement, (ii) where such information is subsequently lawfully obtained by JCI from a third party or parties, (iii) if such information is known to JCI prior to the execution of this Agreement or (iv) as may be required by law.

(E)
Independent Contractor. It is expressly understood and agreed that JCI shall, at all times, act as an independent contractor with respect to the Company and not as an employee or agent of the Company, and nothing contained in this Agreement shall be construed to create a joint venture, partnership, association or other affiliation, or like relationship, between the parties. It is specifically agreed that the relationship is and shall remain that of independent parties to a contractual relationship and that JCI shall have no right to bind the Company in any manner. In no event shall either party be liable for the debts or obligations of the other except as otherwise specifically provided in this Agreement.

(F)
Amendment. No modification, waiver, amendment, discharge or change of this Agreement shall be valid unless the same is evidenced by a written instrument, executed by the party against which such modification, waiver, amendment, discharge, or change is sought.

(G)
Notices. All notices, demands or other communications given hereunder shall be in writing and shall be deemed to have been duly given when delivered in person or transmitted by facsimile transmission or on the next business day after delivery on a business day to a nationally recognized overnight courier service for prepaid overnight delivery to the addresses herein above first mentioned or to such other address as any party hereto shall designate to the other for such purpose.

(H)
Entire Agreement. This Agreement contains all of the understandings and agreements of the parties with respect to the subject matter discussed herein. All prior agreements, whether written or oral, are merged herein and shall be of no force or effect.

(I)
Severability. The invalidity, illegality or unenforceability of any provision or provisions of this Agreement will not affect any other provision of this Agreement, which will remain in full force and effect, nor will the invalidity, illegality or unenforceability of a portion of any provision of this Agreement affect the balance of such provision. In the event that anyone or more of the provisions contained in this Agreement or any portion thereof shall for any reason be held to be invalid, illegal or unenforceable in any respect, this Agreement shall be reformed, construed and enforced as if such invalid, illegal or unenforceable provision had never been contained herein.

Nugen Mobility Inc.
November 8, 2011

(J)	Construction Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

(K)	Binding Nature. The terms and provisions of this Agreement shall be binding upon and inure to the benefit of the parties, and their respective successors and assigns.

(L)
Counterparts. This Agreement may be executed in any number of counterparts, including facsimile signatures, which shall be deemed as original signatures. All executed counterparts shall constitute one Agreement, notwithstanding that all signatories are not signatories to the original or the same counterpart.

(M)
Attorney's Fees and Court Costs. If any party to this Agreement brings an action, directly or indirectly based upon this Agreement or the matters contemplated hereby against the other party, the prevailing party shall be entitled to recover, in addition to any other appropriate amounts, its reasonable costs and expenses in connection with such proceeding, including, but not limited to, reasonable attorneys' fees and court costs.

(N)
Computer Virus. During the course of this engagement, JCI may exchange electronic versions of documents and emails with you using commercially available software. Unfortunately, the technology community is occasionally victimized by the creation and dissemination of so-called viruses, or similar destructive electronic programs. JCI takes the issues raised by these viruses seriously and has invested in document and email scanning software that identifies and rejects files containing known viruses. JCI also updates its system with the software vendor's most current releases at regular intervals.

By utilizing this virus scanning software, JCI's system may occasionally reject a communication you send. JCI in turn may send you something that is rejected by your system. This infrequent occurrence is to be expected as part of the ordinary course of business.

Because the virus protection industry is generally one or two steps behind new viruses, JCI cannot guarantee that its communications and documents will always be virus free.  Occasionally, a virus will escape and go undetected as it is passed from system to system.  Although JCI believes its virus protection measures are excellent, it can make no warranty that its documents will be virus free at all times.

Please inform JCI immediately in the event a virus enters your company's system via any electronic means originating from JCI. Through cooperative efforts, disruption to communications can be minimized.

(O)
Information Disclosure. JCI may disclose any information when it is believed necessary for the conduct of its business, or where disclosure is required by law. For example, information may be disclosed for audit or research purposes, or to law enforcement and regulatory agencies to do such things as prevent fraud.

Nugen Mobility Inc.
November 8, 2011

(P)
Legal Services. JCI is not, in any manner, providing legal services or legal advice to the Company. Furthermore, the Company agrees and acknowledges that JCI is not an advisor as to tax, accounting or regulatory matters in any jurisdiction.

(Q)
Securities Trading and Other Activities. JCI is a full service securities firm engaged, directly or indirectly, in various activities, including securities trading, investment management, financings and brokerage activities. JCI may accept and execute unsolicited orders to buy and/or sell the Company's common stock traded on the OTCBB on behalf of its customers in the normal course of business. JCI and its affiliates are expressly prohibited from buying or selling the Company's stock or related derivative transactions of the Company from the date of execution of this Agreement until the completion and public dissemination of same, of this Agreement. JCI shall not, and shall not permit its affiliates, prior to the consummation of the Transaction, to sell, offer to sell, solicit offers to buy, dispose of, loan, pledge or grant any right with respect to (collectively, a "Disposition"), any shares, nor shall JCI or its affiliates engage in any hedging or other similar transaction, which is designed to or could reasonably be expected to lead to or result in a disposition of any shares by any investor or person or entity affiliated with JCI. Such prohibited hedging or similar transaction would include, without limitation, effecting any short sale or having in effect a short position (whether or not such sale or position is against the box and regardless of when such position was entered into) or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any shares or with respect to any security (other than a broad-based market basket or index) that includes, relates or derived any significant part of its value from the shares of the Company.

(R)
No Fiduciary Duties. The Company represents that it is a sophisticated business enterprise that has retained JCI for the limited purposes set forth in this Agreement, and the parties acknowledge and agree that their respective rights and obligations are contractual in nature. Each party disclaims any intention to impose fiduciary obligations on the other by virtue of the engagement contemplated by this Agreement.

(S)
USA Patriot Act. If necessary, the Company agrees to provide JCI with information and supporting documentation to enable JCI to comply with the requirements under Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("USA Patriot Act") (Public Law 107-56).

(T)
Marketing.  If and only if JCI successfully completes a Transaction under terms acceptable to the Company, then JCI shall have the ability to publicize (i.e., use of Company logo in its marketing materials) its role in providing the Company with the services noted herein.

(U)
JCI Contacts. For a period of twelve (12) months after the Term (as defined below), Company shall not, directly or indirectly, without the prior written consent of JCI, which consent may be granted or withheld in JCI's sole discretion, communicate with or enter into any type of formal or informal arrangement, understanding, agreement or transaction with any contact introduced to the Company by JCI the "Contact" or "Contacts") or any affiliate of any Contact, for or on Company's own behalf or on behalf of any corporation,  individual, partnership, other entity or other person. The Company will not circumvent or render unnecessary JCI in dealing with any Contact or any of its affiliates. As used in this Agreement, the term "affiliate," with respect to any person shall mean another person that controls, is controlled by or is under common control with such person. Control may be evidenced by stock ownership, voting rights, position as an officer or director or any contractual arrangement. Within ten (10) days of termination of the Agreement, JCI will provide a definitive list of the Contacts to the Company. This entire section applies only to Contacts introduced by JCI. The parties acknowledge that any contact introduced by the Company shall not be covered by this section.